Exhibit 15(b)2 - Operating Plan

Our Company's Manager has a presence in four different regions of the United States. As such, we will pursue real estate investment opportunities in Florida, Pennsylvania, Texas and California. As heretofore described, our Manager, through our management agreement, has been tasked with procuring and managing investments on our behalf in these four regions. It is important to note that all investments procured by our Manager will be procured in our name. As such, our company will hold title to all real estate investments.

Because our Manager already has established working relationships with various contractors in these four regions, our Manager will be able to procure investments at less than fair market value ("FMV") and then, as appropriate, rehabilitate investment properties in order to maximize their value on the rental market.

Anticipated Investments

Based on the prior experience of our Manager, we believe that our Manager will be able to acquire investment properties for us at less than fair market value by participating in auction sales resulting from tax liens and foreclosures. Again based on the prior experience of our Manager, we believe that, as a percentage of acquired investments, 25% of all acquisitions are likely to be acquired at 25% of fair market value. 40% of our investments are likely to be acquired at 40% of fair market value. Approximately one quarter of all of our investments will likely be acquired at 50% of fair market value. And even though less attractive, 10% of our investments are likely to be procured at 65% of fair market value. These anticipated acquisition costs are summarized in the table below.

TABLE OP-01

Percentage of Investments	Acquisition at Percent of FMV
25%	25%
40%	40%
25%	50%
10%	65%

A significant amount of research is required in order to identify specific properties to be sold at auction. Based on the prior experience of our Manager, we believe that, on average, such research costs approximately $1,000 per property.

Costs Associated with Rehabilitation

The cost to rehabilitate a property varies based upon the condition in which the property is first acquired. For example, when a property is acquired at 25% of FMV, 50% of the fair market value is typically required for rehabilitation. This means that we will enjoy a 25% net reduction in acquisition costs relative to fair market value. When an investment property is acquired at 40% of FMV, 40% of the FMV is typically required for renovation. And, when an investment property is acquired at 50% of FMV, only 30% of the FMV is required for rehabilitation. And for those properties that are acquired at 65% of FMV, an additional 20% of the FMV is typically needed for renovation. These anticipated rehabilitation costs are summarized in the table below.

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TABLE OP-02

Acquired at Percentage of FMV	Rehabilitation Cost as Percent of FMV
25%	50%
40%	40%
50%	30%
65%	20%
Acquisition Plan

The purpose of a REIT is to acquire real estate holdings and we intend to do so as quickly as we are able to raise funding. Our funding will be realized through proceeds from this Offering. During the first year of operation, we intend on raising approximately $20 million as proceeds from this Offering. We believe we will be able to raise approximately $1 million per month for the first five months after our Offering Circular is qualified by the Securities and Exchange Commission. We believe our proceeds will increase by approximately 50% over the next 6 to 8 months, resulting in approximately $20 million which will be predominantly used to purchase real estate investments. We also intend on leveraging our investments in order to obtain additional capital for purchasing real estate investments. Our anticipated funding performance is summarized in the chart below.

FIRST YEAR ANTICIPATED FUNDING PROFILE

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How Leverage Works

Because we intend to purchase properties at auction at below fair market value prices, we believe we will create significant equity in each investment property. Even after considering the amount of capital necessary to renovate regular investment properties, we believe that each property that we procure will appraise at significantly more than the amount of money we used to obtain and renovate the property. This means that significant amounts of equity are available for leverage purposes.

When we procure a property that has a fair market value, after renovation, of $100,000, we will typically use approximately $40,000 to obtain the property at auction and then we will use an additional $40,000 to renovate the property. Hence, by applying $80,000 of capital to a project, we realize an additional equity of $20,000. We believe that a property such as this would appraise for at least $100,000. And because we have invested cash into the property, there is a total of $100,000 in equity that can be used for leverage purposes. Accordingly, we intend on borrowing up to 50% of the equity in such an investment. By borrowing this additional equity, we are able to purchase more property.

First Year of Operation

As our funding allows, we intend on purchasing, through our Manager, residential properties in four different regions of the United States as indicated by approximations shown in the chart below. As evident from the chart below, we do not intend on purchasing any real estate in California until we have developed real estate assets predominantly in Texas and Pennsylvania.

FIRST YEAR ANTICIPATED REAL ESTATE ACQUISITIONS

Properties per Month

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Based on our anticipated funding, we believe we will be able to purchase approximately two investment properties in Texas and Pennsylvania each month for the first three months of operation once we begin receiving funding. We will also purchase property in Florida. Once these initial investments are producing revenue, we intend on increasing our first-year real estate holdings as shown in the chart above.

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